

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2022

Paula Brown Stafford
Chairman, President and Chief Executive Officer
Novan, Inc.
4020 Stirrup Creek Drive, Suite 110
Durham, North Carolina 27703

      Re: Novan, Inc.
          Proxy Statement on Form DEF14A
          Filed April 27, 2022
          File No. 001-37880

Dear Ms. Stafford:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc: James Jolley, Esq.